                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING ARE SLIDES USED IN CONNECTION WITH A SLIDE SHOW PRESENTATION GIVEN BY IMS HEALTH INCORPORATED AND THE TRIZETTO GROUP, INC. ON APRIL 7, 2000 IN ADDITION TO THOSE ALREADY FILED IN CONNECTION WITH SLIDE SHOWS GIVEN BY IMS HEALTH INCORPORATED AND THE TRIZETTO GROUP, INC., ON MARCH 29, 2000 AND MARCH 30, 2000:


SLIDE 1

WHY ASP MODEL FACILITATES NEW DATA ACCESS

TRADITIONAL PHYSICIAN & MCO SYSTEMS         ASP PHYSICIAN & MCO SYSTEMS

Physician Group A     MCO X                 Physician Group A  MCO X
[computer design]     [computer design 2]   [computer design]  [computer design]

Physician Group B     MCO Y                 Physician Group B  MCO Y
[computer design]     [computer design 2]   [computer design]  [computer design]

Physician Group C     MCO Z                 Physician Group C  MCO Z
[computer design]     [computer design 2]   [computer design]  [computer design]
                                               [all connected to TriZetto]

Data Location         Isolated                         Centralized
Data Accessibility    Difficult                        Easy



SLIDE 2

NEW DATA OPPORTUNITIES

Today                      Future
RX       +        Physician Data + TZIX/Erisco MCO Data = Outcome
- wholesale                         - not switch data
- prescription                      - clean adjudicated claims
- database/census                   - purchased/barter access

Market Size       $1B+                       Multi=Billion
Customer          Pharma/Biotech             Pharma, MCO, Providers, Government,
                                             Biotech, Device Manufacturers

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SLIDE 3

PHARMA ASP SERVICE OPPORTUNITY EXAMPLE

                                            IMS                        IMS/TZIX
- Current Delivery of
IMS Data to Pharma Customers
Is Via Tapes/CDs                    [white check mark]                 [shaded check mark]

- Data is Loaded to Very
Large-scale databases               [white check mark]                 [shaded check mark]

- Management & Maintenance of
Large-scale Database (Capital
Investments, DBAs, Etc...)          [empty box]                        [shaded check mark]

                                                                             [arrow up]
                                                                       200+M Outsourcing/ASP Market
                                                                       Opportunity


THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone:
203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention: Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

     In connection with the merger, IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation is set forth in IMS's annual report on Form 10-K, filed March 17, 2000, and on a Current Report on Form 8-K filed on April 4, 2000.

     In connection with the merger, TriZetto and its executive officers may be soliciting proxies from TriZetto stockholders in favor of approval and adoption of (i) the merger agreement, (ii) the issuance of TriZetto Common Stock, par value $0.001 per share, to the holders of IMS Common Stock, par value $0.01 per share, pursuant to the Merger Agreement, and (iii) the amended and restated certificate of incorporation of TriZetto . Information concerning the participants in the solicitation is set forth in TriZetto's annual report on Form 10-K, filed March 30, 2000.

     INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.